Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President, Listing Qualifications
Deputy General Counsel

By Electronic Mail

December 2, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 1, 2022, The Nasdaq Stock Market (the "Exchange") received from Booking Holdings Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

€750,000,000 4.000% Senior Notes due 2026
€750,000,000 4.250% Senior Notes due 2029
€1,000,000,000 4.500% Senior Notes due 2031
€1,000,000,000 4.750% Senior Notes due 2034

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi